EXHIBIT 11. Statement Re: Computation of Earnings Per Share
(Unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES

	Three Months Ended March 31,
	2013	2012
	(Dollars and shares in millions, except per-share data)
BASIC
Net income	$1,548.0	$1,011.1
Average number of common shares outstanding	1,084.1	1,110.1
Contingently issuable shares	3.8	6.9
Adjusted average shares	1,087.9	1,117.0
Basic earnings per share	$1.42	$0.91
DILUTED
Net income	$1,548.0	$1,011.1
Average number of common shares outstanding	1,084.1	1,110.1
Incremental shares – stock options and contingently issuable shares	7.8	6.9
Adjusted average shares	1,091.9	1,117.0
Diluted earnings per share	$1.42	$0.91